SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.              Description

1                        Response to Joint Committee released on 22 July 2004
2                        New non-executive director released on 29 July 2004
3                        Holding(s) in Company released on 29 July 2004



Exhibit No. 1

                   RESPONSE TO JOINT COMMITTEE'S SECOND REPORT

The Rank Group Plc ("Rank") has noted the publication today of the second report to be issued by the Joint Committee on the Draft Gambling Bill (Regional Casinos) (the "Committee") and broadly welcomes its conclusions.

The recommendations set out in today's report take account of many of the issues raised by the UK industry following the publication of the Government's response to the Committee's first report. In particular, the Committee has responded to concerns that the relatively low threshold proposed for "regional casino" status would result in a larger number of regional casinos being built than had originally been envisaged, with a consequent proliferation of Category 'A' machines. In addition, the Committee has also recognised the need to ensure that existing gaming premises are able to compete with new entrants on a more equal footing.

The Committee's second report is another detailed and comprehensive document. Rank welcomes in particular the following recommendations:

- the minimum floor area for 'regional/leisure destination' casinos should be increased to 7,500 square metres (from 5,000 square metres as previously suggested) and they should be the subject of a separate planning class;

- 'regional/leisure destination' casinos should not be located in close proximity to residential properties;

- both 'small' and 'large' casinos, licensed before August 2003, should be allowed to offer a proportion of their gaming machines as Category 'A' machines. The exact number should be informed by the Government's Revised Regulatory Impact Assessment and Competition Assessment and should be reviewed after three years;

- reflecting the more restrictive regulatory environment, Category 'B' machines located in casinos, in comparison to those located in bingo clubs and betting shops, should be allowed greater flexibility on the range of stake and prize offered to customers; and

- the first formal review of the impact of the Bill should take place after three years, not after the second prevalence study, as originally envisaged.

Commenting on the Committee's latest report, Mike Smith, Rank's Chief Executive said:

"Once again, after a process a consultation with the industry, the Joint Scrutiny Committee has made a significant contribution to the reform of the UK's outdated gaming and gambling legislation. Rank very much hopes that the DCMS will accept the Committee's recommendations and work with the industry to secure new, workable legislation at the first possible opportunity."

                                    - ends -

Enquiries:

The Rank Group Plc                 020 7535 8031
Peter Reynolds

The Maitland Consultancy           020 7379 5151
Suzanne Bartch

Exhibit No. 2

                            Appointment to the Board

The Rank Group Plc ("Rank") announces the appointment of Brendan O'Neill to the Board of Rank as a non-executive Director with effect from 1 October 2004. He will also join Rank's Audit Committee.

Mr. O'Neill, aged 55, is currently a non-executive Director of Tyco International Ltd and was Chief Executive of ICI Plc until 2003; prior to joining ICI Plc in 1998 he was Chief Executive of Guinness Ltd, the Guinness group's worldwide business brewing interests and a member of the Guinness Plc Board.

Alun Cathcart, Chairman of Rank, said "My colleagues and I are delighted to welcome Brendan O'Neill as a member of the Rank Board. His wide ranging business experience will provide a valuable contribution to Rank's affairs and developments".

Rank confirms that there is no information to be disclosed under the requirements of Listing Rule 16.4 (b) in relation to this appointment.

Enquiries:

The Rank Group Plc                                 020 7535 8000
Charles Cormick, Company Secretary

Press enquiries:
The Maitland Consultancy                           020 7379 5151
Suzanne Bartch

Exhibit No. 3

                                SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     29 JULY 2004

11)  Date company informed

     29 JULY 2004

12)  Total holding following this notification

     78,262,246

13)  Total percentage holding of issued class following this notification

     13.02%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification     29 JULY 2004





Letter to: Rank Group PLC
Dated: 29 July 2004


Amendment #11

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held:   RANK GROUP PLC

2. Notifiable Interest:     ORDINARY SHARES

   (A)     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B)     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

           Mr. Edward C. Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



SCHEDULE A

SECURITY: RANK GROUP PLC                                          Amendment # 11


                SHARES HELD MANAGEMENT NOMINEE/REGISTERED NAME
                             COMPANY
(Ordinary Shares)
                    560,400            Bank of New York Brussels
                  2,513,023            Bank of New York London
                    177,600            Bank of New York Brussels
                    549,444            Brown Brothers Harriman
                      8,800            Brown Brothers Harriman Ltd. LUX
                    121,800            Chase Manhattan Bank AG Frankfurt
                  5,433,706            Chase Manhattan Bank London
                    126,700            Chase Nominees Ltd
                     27,900            Citibank
                    160,000            Deutsche Bank
                    232,000            Deutsche Bank
                     64,741            Deutsche Bank AG, London
                    207,242            HSBC
                    262,180            HSBC Client Holdings Nominee (UK) Limited
                  5,144,638            JP Morgan
                    228,700            Mellon Nominees Ltd
                    672,700            Morgan Stanley
                     11,600            National Australia Bank
                  1,449,131            Northern Trust
                  1,335,700            Nortrust Nominees Ltd
                     56,000            Nortrust Nominees Ltd
                    264,500            Northern Trust London
                      6,600            PICG
                    716,300            State Street Bank & Trust
                     16,000            State Street Hong Kong
                    558,000            State Street Nominees Ltd
                 26,953,082            Chase Manhattan Bank London
                  1,233,736            Chase Nominees Ltd
                 13,255,159            Chase Nominees Limited
                  7,054,108            HSBC
                     40,488            JP Morgan Chase
                      8,100            State Street Bank & Trust
                  4,093,777            State Street Nominees Limited
                    201,600            Bank of New York
                    609,500            BT Globenet Nominees Limited
                    113,900            Chase Nominees Ltd.
                      1,700            Lloyds Bank Nominees Limited
                     28,004            Mater Trust Japan
                     36,000            Mellon Bank
                    158,500            Northern Trust
                    671,821            State Street Bank & Trust
                    191,000            State Street Nominees Ltd.
                    296,693            Sumitomo T&B
                    301,000            Bank of New York London
                    656,000            Bankers Trust
                      2,373            BBH
                    335,100            Chase Nominees Ltd
                    425,800            Citibank
                    209,500            HSBC
                    479,900            HSBC Client Holdings Nominee (UK) Limited
                 78,262,246            Grand Total Ordinary Shares



CURRENT OWNERSHIP PERCENTAGE:                13.02%

SHARES IN ISSUE:                       600,941,549

CHANGE IN HOLDINGS SINCE LAST FILING:  + 4,953,822 ORDINARY SHARES




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  02 August 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary